UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0000355379
CUSIP NUMBER

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K [X] Form 10-Q
☐ Form N-SAR ☐ Form N-CSR
For Period Ended: March 31, 2019
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Midwest Holding Inc.
Full Name of Registrant

2900 South 70th Street, Suite 400
Address of Principal Executive Office (Street and Number)

Lincoln, Nebraska 68510
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	No accountant’s statement or exhibit is necessary.

PART III -- NARRATIVE

The Registrant is unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2019, within the prescribed time period because the Registrant has not been able to obtain and assimilate all information required to complete its accounting and other information to be included in the Form 10-Q.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mark A. Oliver	402	489-8266
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  [X] Yes ☐ No

The Company anticipates that, when filed, the Form 10-Q for the period ended March 31, 2019 will reflect total revenue for the period ended March 31, 2019 of approximately $1,000,000, compared to the total revenue for the period ended March 31, 2018 of approximately $198,000. The Company anticipates that, when filed, the Form 10-Q will reflect a loss from operations for the period ended March 31, 2019 of approximately $1.5 million, compared to the loss from operations for the period ended March 31, 2018 of $760,000.

Disclosures About Forward-Looking Statements

The foregoing reflects the Company’s current views about its financial statements, its financial condition and performance and other matters that constitute “forward-looking” statements, as such term is defined by the federal securities laws. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Statements that are not strictly historical statements constitute forward-looking statements and may often, but not always, be identified by the use of such words such as “expects,” “believes,” “intends,” “anticipates,” “plans,” “estimates,” “potential,” “possible,” or “probable” or statements that certain actions, events or results “may,” “will,” “should,” or “could” be taken, occur or be achieved. These risks and uncertainties include, but are not limited to, the results and effect of the Company’s review of its accounting entries and practices, any potential government inquiry with respect to the restatements, and the accounting adjustments or the Company’s accounting practices, the ability of the Company to file timely its periodic reports, the impact on the Company’s business and the risks identified in the Company’s periodic filings under the Exchange Act. The Company undertakes no obligation to revise or update publicly any forward-looking statements, except as required by law.

Midwest Holding Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 14, 2019	By	/s/ Mark A. Oliver
Mark A. Oliver
President